UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

GOLDEN TELECOM, INC.

(Name of Issuer)

GOLDEN TELECOM, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Ilya Smirnov

General Counsel

REPRESENTATION OFFICE OF GOLDEN TELESERVICES, INC.

1 KOZHEVNICHESKY PROEZD

MOSCOW, RUSSIA 115114

(011-7-495) 797-9300

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Patricia Moran, Esq. Ann Beth Stebbins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 (212) 735-3000	William Greason, Esq. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 (212) 408-5527

This statement is filed in connection with (check the appropriate box):

a.	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[x]	A tender offer.

d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [    ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [    ]

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$4,404,572,360	$173,139

* Estimated for the purposes of calculating the amount of the filing fee only.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[x]	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $173,139 Form or Registration No.: Schedule TO Filing Parties: Lillian Acquisition, Inc., a wholly owned subsidiary of VimpelCom Finance B.V. Date Filed: January 18, 2008

This Schedule 13E-3 Transaction Statement (the “Transaction Statement”) is filed on behalf of Golden Telecom, Inc., a Delaware corporation (the “Company”) and relates to the offer by Lillian Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of VimpelCom Finance B.V., a private company incorporated under the laws of the Netherlands (“Parent”) to purchase any and all outstanding shares of common stock, par value $0.01 per share, (the “Shares”) of the Company, at $105.00 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 18, 2008 (the “Offer to Purchase”). The Offer to Purchase and the related Letter of Transmittal together with any amendments or supplements thereto, constitute the “Offer.” The Offer to Purchase and the related Letter of Transmittal were filed by Purchaser as Exhibits to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2008 (the “Schedule TO”).

This Transaction Statement also relates to the Agreement and Plan of Merger dated as of December 21, 2007 by and among the Company, Parent, and Purchaser (the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law, Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation. At the effective time of the Merger, each issued and outstanding Share (other than Shares that are to be canceled pursuant to the Merger Agreement or are to otherwise remain outstanding pursuant to the terms of the Merger Agreement) will be converted into the right to receive $105.00 in cash.

Concurrent with the filing of this Schedule 13E-3, the Company is filing a Schedule 14D-9 Solicitation and Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Schedule TO. A copy of the Schedule 14D-9 is attached hereto as Exhibit (a)(1)(A), a copy of the Offer to Purchase is attached as Exhibit (a)(1)(A) to the Schedule TO and a copy of the Merger Agreement is filed as Exhibit 2.1 to the Form 8-K filed by the Company on December 21, 2007. The information set forth in the Schedule 14D-9, including all annexes and amendments thereto, is incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained the Schedule 14D-9.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained in this Transaction Statement concerning the Company, Parent or Purchaser has been provided by such person and not by any other person.

ITEM 1.	SUMMARY TERM SHEET.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002

(a) NAME AND ADDRESS

The name of the subject company is Golden Telecom, Inc., a Delaware corporation. The address of the Company’s principal executive offices is Representation Office of Golden TeleServices, Inc., 1 Kozhevnichesky Proezd, Moscow, Russia 115114, and the telephone number is (011-7-495)797-9300.

(b) SECURITIES

The title of the class of equity securities to which this Schedule 13E-3 relates is the Company’s shares of common stock, $0.01 par value per share. As of January 15, 2008, there were 40,373,891 Shares outstanding.

(c) TRADING MARKET AND PRICE

The information set forth in the Offer to Purchase under “THE TENDER OFFER — 6. Price Range of Shares of the Company’s Common Stock” and “THE TENDER OFFER — 10. Dividends and Distributions” is incorporated herein by reference.

(d) DIVIDENDS

The information set forth in the Offer to Purchase under “THE TENDER OFFER — 6. Price Range of Shares of the Company’s Common Stock” and “THE TENDER OFFER — 10. Dividends and Distributions” is incorporated herein by reference.

(e) PRIOR PUBLIC OFFERINGS

Not applicable.

(f) PRIOR STOCK PURCHASES

The information set forth in the Schedule 14D-9 under “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

Regulation M-A Item 1003

(a) NAME AND ADDRESS

The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 2(a) above, which information is incorporated herein by reference.

The information set forth in the Offer to Purchase under “THE TENDER OFFER — 8. Certain Information Concerning Merger Sub, Parent and their Affiliates” is incorporated herein by reference.

(b) BUSINESS AND BACKGROUND OF ENTITIES

The information set forth in the Offer to Purchase under “THE TENDER OFFER — 7. Certain Information Concerning the Company” and “THE TENDER OFFER — 8. Certain Information Concerning Merger Sub, Parent and their Affiliates” is incorporated herein by reference.

(c) BUSINESS AND BACKGROUND OF NATURAL PERSONS

The information set forth in Annex I attached hereto is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

Regulation M-A Item 1004

(a) MATERIAL TERMS; TENDER OFFERS

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET”, “THE TENDER OFFER — 1. Terms of the Offer; Expiration Date”, “THE TENDER OFFER — 2. Acceptance for Payment and Payment for Shares of the Company’s Common Stock”, “THE TENDER OFFER — 3. Procedures for Tendering Shares of the Company’s Common Stock”, “THE TENDER OFFER — 4. Withdrawals Rights” and “THE TENDER OFFER — 5. Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

(c) DIFFERENT TERMS

None.

(d) APPRAISAL RIGHTS

The information set forth in the Schedule 14D-9 under “Item 8. Additional Information — (c) Appraisal Rights” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Appraisal Rights” is incorporated herein by reference.

(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

None.

(f) ELIGIBILITY FOR LISTING OR TRADING

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A Item 1005

(a) TRANSACTIONS

The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation — (b) Background of the Transaction” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger”, “SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Offer and the Merger” and “SPECIAL FACTORS — Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company” is incorporated herein by reference.

(b) SIGNIFICANT CORPORATE EVENTS

The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation — (b) Background of the Transaction” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger” is incorporated herein by reference.

(c) NEGOTIATIONS OR CONTACTS

The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation — (b) Background of the Transaction” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger” is incorporated herein by reference.

(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY’S SECURITIES

The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation — (e) Intent to Tender” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger”, “SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Offer and the Merger” and “SPECIAL FACTORS — Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b) USE OF SECURITIES ACQUIRED

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Certain Effects of the Offer and the Merger”, “SPECIAL FACTORS — Purposes and Reasons of Parent, Merger Sub and VimpelCom” and “SPECIAL FACTORS — Purposes, Reasons and Plans for the Company after the Merger” is incorporated herein by reference.

(c)(1)–(8) PLANS

The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation — (b) Background of the Transaction” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger”, “SPECIAL FACTORS — Certain Effects of the Offer and the Merger”, “SPECIAL FACTORS — Purposes and Reasons of Parent, Merger Sub and VimpelCom”, “SPECIAL FACTORS — Purposes, Reasons and Plans for the Company after the Merger”, “SPECIAL FACTORS — The Merger Agreement” and “THE TENDER OFFER — 10. Dividends and Distributions” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A Item 1013

(a) PURPOSES

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger”, “SPECIAL FACTORS — Certain Effects of the Offer and the Merger”, “SPECIAL FACTORS — Purposes and Reasons of Parent, Merger Sub and VimpelCom” and “SPECIAL FACTORS — Purposes, Reasons and Plans for the Company after the Merger” is incorporated herein by reference.

(b) ALTERNATIVES

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — (b) Background of the Transaction” and “Item 4. The Solicitation or Recommendation — (c) Reasons for the Recommendation” is incorporated herein by reference.

(c) REASONS

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — (b) Background of the Transaction” and “Item 4. The Solicitation or Recommendation — (c) Reasons for the Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger”, “SPECIAL FACTORS — Certain Effects of the Offer and the Merger”, “SPECIAL FACTORS — Purposes and Reasons of Parent, Merger Sub and VimpelCom” and “SPECIAL FACTORS — Purposes, Reasons and Plans for the Company after the Merger” is incorporated herein by reference.

(d) EFFECTS

The information set forth in the Schedule 14D-9 under “Item 8. Additional Information — (c) Appraisal Rights” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Certain Effects of the Offer and the Merger”, “SPECIAL FACTORS — Purposes and Reasons of Parent, Merger Sub and VimpelCom”, “SPECIAL FACTORS — Purposes, Reasons and Plans for the Company after the Merger”, “SPECIAL FACTORS — The Merger Agreement”, “SPECIAL FACTORS — Appraisal Rights”, and “THE TENDER OFFER — 5. Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

Regulation M-A Item 1014

(a) FAIRNESS

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — (a) Solicitation or Recommendation”, “Item 4. The Solicitation or Recommendation — (b) Background of the Transaction” and “Item 4. The Solicitation or Recommendation — (c) Reasons for the Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger”, “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger” and “SPECIAL FACTORS — Position of Parent, Merger Sub and VimpelCom as to Fairness” is incorporated herein by reference.

(b) FACTORS CONSIDERED IN DETERMINING FAIRNESS

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — (a) Solicitation or Recommendation”, “Item 4. The Solicitation or Recommendation — (c) Reasons for the Recommendation” and “Item 4. The Solicitation or Recommendation — (d) Opinion of the Special Committee’s Financial Advisor” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger” and “SPECIAL FACTORS — Position of Parent, Merger Sub and VimpelCom as to Fairness” is incorporated herein by reference.

(c) APPROVAL OF SECURITY HOLDERS

The transaction is not structured so that the approval of at least a majority of the unaffiliated security holders is required.

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — (c) Reasons for the Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET”, “SPECIAL FACTORS — The Merger Agreement”, “THE TENDER OFFER — 1. Terms of the Offer; Expiration Date” and “THE TENDER OFFER — 11. Certain Conditions to the Offer” is incorporated herein by reference.

(d) UNAFFILIATED REPRESENTATIVE

An unaffiliated representative has not been retained for the purpose of representing unaffiliated security holders in negotiating the terms of the Offer and Merger, or preparing a report concerning the fairness of the transaction.

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — (b) Background of the Transaction” and “Item 4. The Solicitation or Recommendation — (c) Reasons for the Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger” and “SPECIAL FACTORS — Position of Parent, Merger Sub and VimpelCom as to Fairness” is incorporated herein by reference.

(e) APPROVAL OF DIRECTORS

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — (b) Background of the Transaction” and “Item 4. The Solicitation or Recommendation — (c) Reasons for the Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger” and “SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

(f) OTHER OFFERS

None.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Regulation M-A Item 1015

(a) REPORT, OPINION OR APPRAISAL

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — (b) Background of the Transaction”, “Item 4. The Solicitation or Recommendation — (c) Reasons for the Recommendation” and “Item 4. The Solicitation or Recommendation — (d) Opinion of the Special Committee’s Financial Advisor” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger” and “SPECIAL FACTORS — Position of Parent, Merger Sub and VimpelCom as to Fairness” is incorporated herein by reference.

(b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — (b) Background of the Transaction”, “Item 4. The Solicitation or Recommendation — (c) Reasons for the Recommendation”, “Item 4. The Solicitation or Recommendation — (d) Opinion of the Special Committee’s Financial Advisor” and Annex I thereto, is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger” and “SPECIAL FACTORS — Position of Parent, Merger Sub and VimpelCom as to Fairness” is incorporated herein by reference.

(c) AVAILABILITY OF DOCUMENTS

The opinion of the financial advisor to the special committee of the Board of Directors of the Company is attached as Annex I to the Schedule 14D-9, and is available for inspection and copying at the Company’s principal executive offices by any interested holder of Shares or any representative thereof designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007

(a) SOURCE OF FUNDS

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — (b) Background of the Transaction” and “Item 4. The Solicitation or Recommendation — (c) Reasons for the Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger”, “SPECIAL FACTORS — The Merger Agreement”, “THE TENDER OFFER — 9. Source and Amount of Funds” and “THE TENDER OFFER — 11. Certain Conditions to the Offer” is incorporated herein by reference.

(b) CONDITIONS

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — (b) Background of the Transaction” and “Item 4. The Solicitation or Recommendation — (c) Reasons for the Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger”, “SPECIAL FACTORS — Effects on the Company if the Offer is Not Consummated”, “THE TENDER OFFER — 9. Source and Amount of Funds” and “THE TENDER OFFER — 11. Certain Conditions to the Offer” is incorporated herein by reference.

(c) EXPENSES

The following table presents the estimated fees and expenses incurred by the Company in connection with the Offer:

Description	Amount to be Paid
Financial advisor fees	$14,508,000
Legal fees and expenses	$5,000,000
Escrow Agent	$19,850
Miscellaneous expenses	$6,000
Total	$19,533,850

The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Certain Payments” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “THE TENDER OFFER — 13. Certain Fees and Expenses” is incorporated herein by reference.

(d) BORROWED FUNDS

The information set forth in the Offer to Purchase under “THE TENDER OFFER — 9. Source and Amount of Funds” is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

(a) SECURITIES OWNERSHIP

The information set forth in Annex II attached hereto is incorporated herein by reference.

(b) SECURITIES TRANSACTIONS

The information set forth in the Schedule 14D-9 under “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

Regulation M-A Item 1012

(d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — (b) Background of the Transaction” and “Item 4. The Solicitation or Recommendation — (e) Intent to Tender” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “THE TENDER OFFER — 7. Certain Information Concerning the Company” is incorporated herein by reference.

(e) RECOMMENDATIONS OF OTHERS

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Purposes and Reasons of Parent, Merger Sub and VimpelCom” and “SPECIAL FACTORS — Purposes, Reasons and Plans for the Company after the Merger” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

Regulation M-A Item 1010

(a) FINANCIAL INFORMATION

The information set forth in the Offer to Purchase under “THE TENDER OFFER — 7. Certain Information Concerning the Company” is incorporated herein by reference. In addition, the Company’s Financial Statements on pages 77 through 105 of the Company’s Annual Report on 10-K for the fiscal year ended December 31, 2006 is incorporated herein by reference.

(b) PRO FORMA INFORMATION

Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009

(a) SOLICITATIONS OR RECOMMENDATIONS

The Company has not employed, retained or compensated and does not currently intend to employ, retain or compensate any person to make solicitations.

The information set forth in the Offer to Purchase under “THE TENDER OFFER — 13. Certain Fees and Expenses” is incorporated herein by reference.

(b) EMPLOYEES AND CORPORATE ASSETS

None.

ITEM 15.	ADDITIONAL INFORMATION.

Regulation M-A Item 1011

(b) OTHER MATERIAL INFORMATION

The information set forth in the Schedule 14D-9 under “Item 8. — Additional Information” is incorporated herein by reference.

ITEM 16.	EXHIBITS.

Regulation M-A Item 1016

EXHIBIT NO.	DESCRIPTION

(a)(1)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the SEC on January 18, 2008 (incorporated by reference).

(a)(1)(B)	Offer to Purchase, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(C)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(D)	Summary advertisement, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(E)	Joint press release issued by the Company and OAO Vimpel-Communications, dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(1)(F)	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule 14D-9).

(a)(1)(G)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(I)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(J)	Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(K)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(2) to the Schedule TO).

(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007, among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet (incorporated by reference to Exhibit (b)(3) to the Schedule TO).

EXHIBIT NO.	DESCRIPTION

(c)(1)	Opinion of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Annex I of the Schedule 14D-9).

(c)(2)	Preliminary Discussion Materials of Credit Suisse to the special committee of the board of directors of the Company, dated July 19, 2007.

(c)(3)	Preliminary Discussion Materials of Credit Suisse to the special committee of the board of directors of the Company, dated November 28, 2007.

(c)(4)	Preliminary Financial Presentation of Credit Suisse to the special committee of the board of directors of the Company, dated December 12, 2007.

(c)(5)	Financial Presentation of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007.

(d)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(d)(4)	Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Golden Telecom, Inc. with the SEC on December 21, 2007).

(d)(5)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(d)(6)	Security Agreement, between the Company and Merger Sub, dated December 21, 2007 (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(d)(7)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(d)(8)	Confidential Disclosure Agreement, between VimpelCom and the Company, dated February 7, 2007 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9).

(d)(9)	Confidentiality Agreement, between VimpelCom and the Company, dated October 15, 2007 (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule B to the Offer to Purchase).

(g)	None.

*	To be filed by amendment

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDEN TELECOM INC.

/S/ ILYA SMIRNOV
Name: Ilya Smirnov Title: General Counsel Date: January 18, 2008

Annex I

INFORMATION RELATING TO DIRECTORS AND

NAMED EXECUTIVE OFFICERS OF THE COMPANY

The following information sets forth the names, ages and titles of the Company’s directors and executive officers, as well as their present principal occupations and their business experience during the past five years. During the last five years, none of the Company or its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The business address of each director or officer listed below is Representative Offices of Golden TeleServices, Inc. 1 Kozhevnichesky Proezd, 2nd Floor, Moscow, Russia 115114. The business telephone number of each is (011-7-495) 797-9300.

Directors

Alexey Reznikovich Age 39

Mr. Reznikovich, a citizen of Russia, has served as Chief Executive Officer of Altimo since June 2005 and a director of Altimo’s parent company, the Alfa Group, since 2002. He has overall responsibility for business development and for management supervision of the group’s investment assets. Mr. Reznikovich founded EMAX, a new business venture to develop internet centers in Russia, and has been a director of EMAX and CAFEMAX, an internet café chain, since February 2001. From 1998 to 2000, he was a partner at the Russian office of McKinsey & Co., an international consulting company, having joined McKinsey & Co. in 1993. Prior to joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble in Italy and at the Transworld Company in the United States. Mr. Reznikovich graduated from the Economics Faculty of Moscow State University and received his MBA from Georgetown University in the United States in 1993 and INSEAD in France in 1993. Mr. Reznikovich is also a director of Vimpel Communications.

Mr. Reznikovich was elected as the Chair of the Company’s Board of Directors in May 2007.

Petr Aven Age 52	Since October 1994, Mr. Aven, a citizen of Russia, has served as President of Alfa Bank. As President, his major responsibilities include strategic planning as well as business and government relations in Russia and in the other countries where the bank operates. Mr. Aven also currently serves as the Co-Chairman of the Board of CTC Media, Inc. Prior to his employment with Alfa Bank, Mr. Aven acted as a financial consultant specializing in financial instruments of the Russian Federation in a consultancy that he established. From November 1991 until his resignation in December 1992, Mr. Aven served as the Minister of Foreign Economic Relations of the Russian Federation. Prior to his appointment as Minister, Mr. Aven was employed as a principal researcher at the International Institute for Applied System Analysis (IIASA) in Laxenburg, Austria where his major projects included the methodology of socio-economic comparisons, comparative economics, and economic reforms in centrally planned economies. Prior to this period, from 1981 to 1989, Mr. Aven served as a research scholar at the Institute for Systems Studies of the USSR Academy of Sciences where he advised the administration of Mikhail Gorbachev. Among his other activities, Mr. Aven has acted as a guest professor and lecturer at numerous universities, including Yale University, Bar-Elan University (Israel), and the University of Glasgow and has published two books on econometrics and on economic reform and numerous articles in Russian and international journals, including “Communist Economies and Economic

Annex I-1

Transformation,” and “Economic Policy.” Yale University Press and the Kiel Institute of
World Economics, and other scientific and academic institutes have published Mr.
Aven’s monographs.

Mr. Aven has served as a member of the Company’s Board of Directors since May 2001.
Mr. Aven served as the Chair of the Board starting from his election to the Board in May
2001 until May 2007 and on the Board’s Nominating and Corporate Governance
Committee since July 2002, including serving as Chairman of this committee until
September 2005.

Vladimir Bulgak Age 66

From 1990 to 1992, Mr. Bulgak, a citizen of Russia, served as Minister of
Communications of the Russian Federation Republic of the USSR. From 1992 to
1997, Mr. Bulgak served as Minister of Communications of the Russian Federation.
Mr. Bulgak was the Vice Premier of the Russian Federation from 1997 to 1999. In
1998, Mr. Bulgak served as Minister of Science and High Technology of the Russian
Federation. From 1999 to 2003, Mr. Bulgak served as Chairman of the Board of
Directors of OAO Comincom. From 1999 to 2003, Mr. Bulgak also served as Chairman of the Board of Directors of OAO Combellga. From 2004 to 2006, Mr. Bulgak was Chief
Science Advisor of OAO Telecom. From March 1, 2004 to April 2006, Mr. Bulgak was
employed as an Advisor to the General Director of EDN Sovintel, LLC (“Sovintel”), a
wholly-owned subsidiary of the Company. In addition, Mr. Bulgak was a consultant to
Golden TeleServices, Inc., a wholly-owned subsidiary of the Company, until December
2005. Mr. Bulgak holds a Doctorate Degree in Economic Science and is a Professor at
the Moscow Technical University of Telecommunications and Information Systems,
and holds a Doctorate Degree in Philosophy from, and served as a Professor at the
World Distributed University in Brussels, Belgium. Mr. Bulgak is the author of seven books on questions concerning the management, economics and technology of telecommunications, and is the author of a well-known university course book named
“The Theory and Technical Schematics of Management Systems for Electronic
Communications.”

Mr. Bulgak was elected to the Board of Directors in March 2006.

Patrick Gallagher Age 52

Mr. Gallagher, a citizen of the United Kingdom, has over 25 years experience in international telecommunications.

In October 2007, Mr. Gallagher was appointed as a non-executive director of Harmonics Inc., a US publicly listed global provider of high performance video solutions to broadcast, cable, telecom, and other industries. In January 2008, he was appointed Chairman of Marco4 plc, a global software solutions company. From April 2004 to October 2007 he was a member of the Supervisory Board of Getronics NV, a Dutch listed global ICT solutions and services company. From April 2006 until March 2007, Mr. Gallagher was non-executive Vice Chairman of FLAG Telecom Group, a global company which owns and manages an extensive sub sea optical fiber network spanning four continents and serving the business markets of Asia, Europe, Middle East and the U.S. From March 2003 until March 2006, Mr. Gallagher was Executive Vice Chairman and Chief Executive Officer of FLAG Telecom Group. Prior to joining FLAG in March 2003, he had a 17 year career with British Telecommunications plc (“BT”). Initially, Mr. Gallagher held the position of Commercial Advisor and Commercial Director of BT and in 1994 he was appointed Director of Business Development to lead BT’s international expansion and investment strategy. He was President of BT Europe

Annex I-2

from January 1996 until July 2000 where he grew and managed BT’s European operations to include 12 equity joint venture companies and five subsidiaries, generating over £6 billion in annual revenue. Subsequently, he sat on BT’s Executive Committee as Group Strategy and Development Director where he was central to BT’s restructuring and strategic re-positioning. Before joining BT, Mr. Gallagher spent eight years with Racal Electronics, managing international communications projects in Europe, the Middle East and South America. Mr. Gallagher is a graduate of Warwick University with a degree in Economics and Industry.

Mr. Gallagher has served as a member of the Company’s Board of Directors since May 2006 and Vice Chairman of the Board of Directors since May 2007. He has served as a member of the Board’s Executive Committee, Compensation Committee and Audit Committee since May 2006.

Thor A. Halvorsen Age 53

Mr. Halvorsen, a citizen of Norway, is Executive Vice President for Central and Eastern Europe of Telenor ASA and Director of several companies in Norway and internationally. He has served in several Executive Management positions in Telenor, including as Chief Executive Officer of Telenor Networks from 1995 to 1998 and since 1998 as Chief Executive Officer of Telenor Business Solutions. Prior to 1993, he was responsible for sales activities, product management and development and various technical activities both in the fixed and mobile networks.

Mr. Halvorsen holds a Masters of Science in Electrical Engineering (Telecommunications and Computer Science) from the Norwegian Institute of Technology in Trondheim, Norway and studied Management Development at INSEAD in Fontainebleau, France.

Mr. Halvorsen was elected to the Company’s Board of Directors in May 2007.

David Herman Age 62

Mr. Herman, a citizen of the United States, has served in senior executive positions throughout the world, including the Commonwealth of Independent States. He retired in
2002 from the position of Vice President of General Motors Corporation for Russia and
the Commonwealth of Independent States after 29 years with General Motors and since
2002 has been a consultant to General Motors. Mr. Herman was instrumental in the establishment of a $340 million car plant by General Motors, Avtovaz and the European
Bank for Reconstruction and Development. Prior to his appointment with General
Motors in the Commonwealth of Independent States, Mr. Herman served as Chairman of
Adam Opel A.G., and served as President of SAAB Automobile.

Mr. Herman has served as a member of the Company’s Board of Directors since
November 2002. Mr. Herman has served as the Chair of the Board’s Audit Committee until July 2006. He has served as the Chair of the Board’s Compensation Committee since November 2005. Mr. Herman has served as a member of the Nominating and
Corporate Governance Committee since May 2005 and Chair of that Committee since
September 2005.

Kjell Morten Johnsen Age 39

Kjell Morten Johnsen, a citizen of Norway, is a Senior Vice President of Telenor Central & Eastern Europe. Mr. Johnsen is Head of Telenor Russia and a Senior Vice President of Telenor CEE. From 2001 to 2006, Mr. Johnsen worked as Vice President of Telenor Networks with responsibility for Telenor’s fixed line activities in Russia and the CIS. Prior to joining Telenor in 2000, Mr. Johnsen worked for four years with the Norwegian group Norsk Hydro, where he held executive positions both as Country Manager in the Ukraine and as a manager at the regional headquarters for the CIS, Africa and Latin America, based in Paris. Mr. Johnsen is also a director of VimpelCom.

Annex I-3

Before joining Norsk Hydro, Mr. Johnsen spent four years working as a trade manager in the Swedish shipping and trading company Scandsea International AB. This work was also connected with the Russian market. Mr. Johnsen holds a Masters Degree in
Business Administration in Strategic Management from the Norwegian School of
Economics and Business Administration. He also studied Russian at a military academy during his military service.

Mr. Johnsen has served as a member of the Company’s Board of Directors since
December 2003. He has served as a member of the Board’s Executive Committee since
December 2003 and as the Chair of that Committee since February 2004. Mr. Johnsen has served as a member of the Board’s Compensation Committee and Nominating and
Corporate Governance Committee since February 2004.

Oleg Malis Age 33

Mr. Malis, a citizen of Russia, is Senior Vice President of Altimo. Mr. Malis began working for Alfa Telecom Limited (now known as Altimo) as Chief of the Current Project Management Unit in 2005. From 2003 until 2005, Mr. Malis was Senior Vice President and Director of Mergers and Acquisitions for Golden Telecom. Prior to joining Golden Telecom, Mr. Malis founded ZAO Investelectrosvyaz and ZAO Cortec. Mr. Malis holds a degree from Moscow State Aviation Technological University in Systems Engineering. Mr. Malis is a director of Vimpel Communications.

Mr. Malis has served as a member of the Company’s Board of Directors since November 2005 and has served on the Board’s Executive Committee since December 2005. Mr. Malis has served on the Board’s Compensation Committee since May 2007.

David Smyth Age 47

Mr. Smyth, a citizen of the United Kingdom, is the Group Finance Director for Macro4 plc, a global software solutions company, from December 2007. Prior to that he was the Chief Executive Officer and Chief Financial Officer of The Diagnostic Clinic, an innovative healthcare company based in London. Earlier, his career was predominantly in the Telecoms market, including eleven years (1992-2003) in senior management roles at Orange plc. These roles included serving seven years as Group Director of Strategic Planning and Investor Relations, and four years as Group Financial Controller, Strategy and Planning. Mr. Smyth is a Fellow of the Chartered Institute of Management Accountants, has an Honors degree in Accountancy, and holds a Masters Degree in Business Administration from Middlesex Business School in London.

Mr. Smyth has served as a member of the Company’s Board of Directors since May
2006. He has served as a member of the Board’s Compensation Committee and Audit
Committee since May 2006. Mr. Smyth has served as a member of the Board’s
Executive Committee since November 2006 and as the Chair of the Board’s Audit
Committee since July 2006.

Jean-Pierre Vandromme Age 53

Mr. Vandromme, a citizen of Belgium, has served as the Chief Executive Officer of the Company since September 1, 2005. Mr. Vandromme is also the founder and Chairman of VoIP.co.uk, a United Kingdom based company, and is a Board member of Completel, Ventelo Sweden and Norway, and was a Board member of Axxessit. From 2001 to 2003, Mr. Vandromme was Chairman, President and Chief Executive Officer of VENTELO Europe and from 1994 to 2001, Mr. Vandromme served in a variety of positions with Global TeleSystems, Inc. (“GTS”), including as President of GTS-Business Services.

Mr. Vandromme has served on the Company’s Board of Directors since May 2006 and has served on the Board’s Executive Committee since May 2006.

Annex I-4

Executive Officers (other than Mr. Vandromme, whose information is above)

Alexander Vinogradov President Age 53	Alexander Vinogradov, a citizen of Russia, became President and Chief Executive
Officer of Golden Telecom in November 2001. Mr. Vinogradov has served on the
Executive Committee of the Board of Directors since his initial election as a Director until May 2005. Prior to joining the Company as President and Chief Executive
Officer, Mr. Vinogradov worked at Sovintel as General Director from November 1995.
Before his appointment as General Director, Mr. Vinogradov worked at Sovintel as
Commercial Director, Head of Marketing and Sales and Head of Marketing and
Development. Prior to his employment with Sovintel, Mr. Vinogradov worked for over
10 years at the Main Centre for Management of Long-Distance Communications of the
USSR where he was in charge of numerous commercial and technical development programs. Mr. Vinogradov holds a degree from Moscow Telecommunications Institute and is a Member of the International Academy of Telecommunications. In 2003 he
became a Master of Communications of the Russian Federation.

Boris Svetlichny Senior Vice President, Chief Financial Officer (CFO) and Treasurer Age 46	Boris Svetlichny, a citizen of the United States, was appointed as Senior Vice President, Chief Financial Officer (CFO) and Treasurer in March 2006. From October 2004, Mr. Svetlichny served as the Financial Controller of Bulgarian Telecommunications Company Plc (“BTC”), the Bulgarian incumbent telecommunications operator. Prior to joining BTC, Mr. Svetlichny was a Partner from 2003 to 2004 with VSRK Associates Ltd., a United Kingdom based management consulting company. From 2000 to 2003, Mr. Svetlichny was the Director and Vice President of Finance of Ventelo (UK) Ltd. for its Western European operations, and from 1994 to 2000, Mr. Svetlichny served in a variety of positions with Global Telesystems, Inc. (GTS), including Director of Finance of GTS’ Business Services and Finance Director of Sovintel. GTS was the former parent of Golden Telecom. Mr. Svetlichny holds a BBA in Accounting from the University of Massachusetts and a MSIA (MBA) from Carnegie-Mellon University in the USA.

Ilya Smirnov Vice President, General Counsel and Corporate Secretary Age 40	Ilya Smirnov, a citizen of Russia, was appointed Vice-President, Acting General Counsel and Corporate Secretary of Golden Telecom in July, 2006. Mr. Smirnov became General Counsel in June 2007. Mr. Smirnov has been working for Golden Telecom as legal counsel and Director of Legal Department since 1995. He graduated from the Moscow State Institute of International Relations in 1989 and has an MBA degree from Dowling College of 2002. Mr. Smirnov has a strong background in business development and a deep knowledge of both Russian and Western law with extensive work experience and high professional skills.

Michael Wilson Age 38	Mr. Wilson was appointed Vice President, Corporate Controller and Principal
Accounting Officer of the Company in July 2003, having joined the Company as the
Director of Financial Reporting in September 1999. From November 1997 until
September 1999, Mr. Wilson was Accounting and Finance Special Projects Director of
GTS. Prior to that, Mr. Wilson worked as the General Ledger Accounting Manager for
Computer Sciences Corporate in Washington, DC. Mr. Wilson is a Certified Public
Accountant and a member of the American Institute of Certified Public Accountants.
Mr. Wilson holds a Bachelors Degree in Accounting from Fairmont State College and a Masters Degree in Accounting from West Virginia University.

Kevin Cuffe Vice President, Head of the BCS & Customer Care Business Units Age 47	Kevin Cuffe, a citizen of the United States, has been with Golden Telecom since 1998 where he previously served as Commercial Director for Sovintel. He came to Golden Telecom after 15 years with AT&T and worked in the Russian and European telecom markets from 1992 in a variety of senior management roles. In Russia, he led the commercial activities of AT&T’s first Russian joint venture. In Italy, he was AT&T’s Business Services Director charged with the development and extension of the Business Service offerings of AT&T in Southern Europe, the Middle East and Africa. He holds a Bachelor of Business Administration degree from the University of Miami and an MBA from San Diego State University.

Annex I-5

Annex II

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Common Stock and rights to acquire Common Stock by shareholders that own five percent or more of the Common Stock, by each of the Company’s directors, nominees for director and named executive officers, and all of the Company’s directors and executive officers as a group. For purposes of this table, a person or a group of persons is deemed to have “beneficial ownership” of any shares as of a date when such person or group has the right to acquire or vote such shares within 60 days after such date, but such shares are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person. Percentages of shares owned are based on the 40,373,891 shares of Common Stock issued and outstanding at January 15, 2008. These shareholding numbers are based in part on the public filings of several of the shareholders listed below.

Name and Address of Beneficial Owner	Numbers of Shares Beneficially Owned	Percentage Beneficially Owned
Sunbird Limited (1) Themistokli Dervi, 5, Elenion Building 2nd Floor, P.C. 1066 Nicosia, Cyprus	10,731,707	26.6

Nye Telenor East Invest AS (2) Snaroyveien 30 N-1331 Fornebu Norway	7,369,972	18.3

OAO Rostelecom (3) 1st Tverskaya-Yamskaya 14 Moscow, Russia, 125047	4,417,055	10.9

Inure Enterprises Ltd.(4) Daigorou 4, Kermia House 6th Floor, Flat/Office 601 Nicosia, P.C. 1097 Cyprus	3,193,219	7.9

Petr Aven (5)(6)	1,491	—

Vladimir Bulgak (5)(6)	1,761	—

Kevin Cuffe (5)(7)	30,712	0.1

Patrick Gallagher (5)(6)	1,761	—

Thor Halvorsen (5)(6)	680	—

David Herman (5)(6)	1,761	—

Kjell Morten Johnsen (5)(6)	1,491	—

Oleg Malis (5)(6)	1,491	—

Alexey Reznikovich (5)(6)	680	—

David Smyth (5)(6)	1,761	—

Ilya Smirnov (5)(7)(8)	14,375	—

Boris Svetlichny (5)(7)	45,200	0.1

Michael Wilson (5)(7)	7,698	—

Annex II-1

Name and Address of Beneficial Owner	Numbers of Shares Beneficially Owned	Percentage Beneficially Owned
Jean-Pierre Vandromme (5)(7)	267,334	0.7

Alexander Vinogradov (5)(7)(8)	64,954	0.2

All Directors and Executive Officers as a Group (15 persons)	443,150	1.1

(1)	Based on information provided in Amendment No. 14 to Schedule 13D filed with the SEC on December 26, 2007, we understand that CTF Holdings Limited is the majority owner of Cotesmore Holdings Limited, Laketown Services Limited and Bardsley Investment Corp. (collectively, the “Holding Companies”). The Holding Companies collectively own a majority of the shares of Altimo Holdings & Investments Ltd. (“Altimo”). Altimo (formerly Alfa Telecom Limited) is the sole shareholder of Yieldcare Limited. Yieldcare Limited is the sole shareholder of Sunbird Limited. CTF Holdings Limited is a wholly-owned subsidiary of Crown Finance Foundation. As a result of these relationships, each of CTF Holdings Limited, Crown Finance Foundation, Altimo and Yieldcare Limited may be deemed to beneficially own the shares held for the account of Sunbird Limited.

(2)	Based on information provided in Amendment No. 3 to Schedule 13D filed with the SEC on February 10, 2004.

(3)	Based on information provided in Schedule 13D filed with the SEC on September 10, 2002 and Company records.

(4)	Based on information provided in Schedule 13D filed with the SEC on June 7, 2007.

(5)	Each of the individuals indicated by this footnote owns less than 1% of our outstanding Common Stock.

(6)	Included in these figures are 680 restricted shares of Common Stock that vest on May 16, 2008.

(7)	Included in these figures is the number of shares of our Common Stock which the holder has the right to acquire beneficial ownership of pursuant to the exercise of options, as follows: Mr. Kevin Cuffe, 30,712; Mr. Ilya Smirnov, 14,375; Mr. Boris Svetlichny, 45,000; Mr. Michael Wilson, 7,500; Mr. Jean-Pierre Vandromme, 267,334; and Mr. Alexander Vinogradov, 58,454.

(8)	Golden Telecom has adopted the 1999 Equity Participation Plan, as amended, whereby certain employees of Golden Telecom and its affiliates are granted Golden Telecom stock options. Owing to ambiguities and inconsistencies in the legislation of the countries in which some of our employees live, the Compensation Committee of the Board of Directors of Golden Telecom decided not to issue stock options and restricted shares to its Russian employees, including Messrs. Smirnov and Vinogradov. Instead, as part of its key employee incentive and retention policy, Golden Telecom established the Golden Telecom Incentive Bonus Program, whereby Golden Telecom issues stock options and restricted shares to a trust in numbers corresponding to the level of financial incentive Golden Telecom wishes to award its eligible employees. When eligible employees, including Messrs. Smirnov and Vinogradov, desire and are eligible to receive the economic benefit of the options, they inform Golden Telecom and Golden Telecom, in turn, advises the trustee, who exercises an appropriate number of options. Upon request of the Company and the employee or former employee who may still hold a stock option, the funds available in the trust may be disbursed in the form of a cash incentive bonus. Similarly, when eligible employees, including Messrs. Smirnov and Vinogradov, desire and are eligible to receive the economic benefit of the restricted shares and the restrictions have lifted, they inform Golden Telecom and Golden Telecom, in turn, advises the trustee, who sells an appropriate number of shares for contribution to the trust. Upon request of the Company and the employee or former employee, the funds available in the trust may be disbursed in the form of a cash incentive bonus. The economic value of Mr. Vinogradov’s participation in the Bonus Program at January 15, 2008 is approximately equivalent to 53,954 options granted in 2001, 4,500 options granted in 1999 and 6,500 restricted shares granted in 2005. The economic value of Mr. Smirnov’s participation in the Bonus Program at January 15, 2008 is approximately equivalent to 14,375 options granted in 2007.

Annex II-2

Exhibit Index

EXHIBIT NO.	DESCRIPTION

(a)(1)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the SEC on January 18, 2008 (incorporated by reference).

(a)(1)(B)	Offer to Purchase, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(C)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(D)	Summary advertisement, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(E)	Joint press release issued by the Company and OAO Vimpel-Communications, dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(1)(F)	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule 14D-9).

(a)(1)(G)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(I)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(J)	Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(K)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(2) to the Schedule TO).

(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007, among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet (incorporated by reference to Exhibit (b)(3) to the Schedule TO).

(c)(1)	Opinion of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Annex I of the Schedule 14D-9).

(c)(2)	Preliminary Discussion Materials of Credit Suisse to the special committee of the board of directors of the Company, dated July 19, 2007.

(c)(3)	Preliminary Discussion Materials of Credit Suisse to the special committee of the board of directors of the Company, dated November 28, 2007.

EI-1

EXHIBIT NO.	DESCRIPTION

(c)(4)	Preliminary Financial Presentation of Credit Suisse to the special committee of the board of directors of the Company, dated December 12, 2007.

(c)(5)	Financial Presentation of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007.

(d)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(d)(4)	Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Golden Telecom, Inc. with the SEC on December 21, 2007).

(d)(5)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(d)(6)	Security Agreement, between the Company and Merger Sub, dated December 21, 2007 (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(d)(7)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(d)(8)	Confidential Disclosure Agreement, between VimpelCom and the Company, dated February 7, 2007 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9).

(d)(9)	Confidentiality Agreement, between VimpelCom and the Company, dated October 15, 2007 (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule B to the Offer to Purchase).

(g)	None.

*	To be filed by amendment

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